03033828

FORM SE
[redacted]ORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.	**0000802106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, September 25, 2003 Home Equity Pass-Through Certificates, Series 2003-5	**333-107055**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ______________________
Name: John P. Graham
Title: Vice President

Dated: September 25, 2003

DERIVED INFORMATION [09/02/03]

[250,000,100] Bonds Offered (Approximate)

HEMT Series 2003-5

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[250,000,100] (Approximate)

Home Equity Mortgage Pass-Through Certificates, Series 2003-5

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's/Fitch)
A-1	[197,500,000]	Senior/Adj	LIBOR+[]%	2.33	AAA/Aaa/AAA
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA
M-1	[25,625,000]	Mezzanine/Adj	LIBOR + []%	5.33	AA/Aa2/AA
M-2	[16,875,000]	Mezzanine/Adj	LIBOR + []%	5.28	A/A2/AA
B	[10,000,000]	Subordinate/Adj	LIBOR + []%	5.27	BBB/Baa2/BBB
Total	[250,000,100]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's/Fitch)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	N/A

(1) The collateral ramp assumes [6%] CPR increasing to [25%] CPR in month [12]. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.
(2) A Net Funds Cap caps the coupons on the offered Certificates.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicers:	Wilshire Credit Corporation, Ocwen Federal Bank FSB
Trustee:	JPMorgan Chase Bank
Cut-off Date:	[September 1, 2003] for the initial Mortgage Loans.
Deal Settlement:	On or about [September 29, 2003]
Investor Settlement:	On or about [September 30, 2003]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in October 2003
Accrual Periods:	With regard to the Class A-1, Class M-1, Class M-2 and Class B Certificates, the period commencing on the immediately preceding distribution date (or the closing date, in case of the first distribution date) and ending on the day immediately preceding the related distribution date. With regard to the Class A-R Certificate, the calendar month preceding the month of that distribution date.
Delay Days:	0 days with respect to the offered Certificates other than the Class A-R Certificate and 24 days with respect to the Class A-R Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.7272%] CPR per month to [25%] CPR in month 12, and remaining at [25%] CPR thereafter.
Certificate Ratings:	S&P, Moody's and Fitch rate the Class A-1, Class M-1, Class M-2, Class B and Class A-R Certificates as follows: Class A-1: AAA/Aaa/AAA Class A-R: AAA Class M-1: AA/Aa2/AA Class M-2: A/A2/A Class B: BBB/Baa2/BBB
Prefunding Amount:	[TBD]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-R, Class M-1, Class M-2 and Class B Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class M-1, Class M-2 and Class B Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates *will not* constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the

Class A-1 Certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1. Class M-2 and Class B Certificates.

Pass-through Rate: The lesser of (i) One-Month LIBOR plus the applicable margin and (ii) the Net Funds Cap.

Net Funds Cap: With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount and (iii) the credit risk manager fee; by (y) the product of (i) the aggregate collateral balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) the actual number of days in the immediately preceding interest accrual period divided by 360.

Principal and Interest Advancing: The servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates, plus any unpaid Interest Carry Forward Amount from the prior Distribution Dates, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such Class.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[21.00]%	[26.75]%	[53.50]%
M-1	[10.75]%	[16.50]%	[33.00]%
M-2	[4.00]%	[9.75]%	[19.50]%
B	[0.00]%	[5.75]%	[11.50]%

* Prior to stepdown date, based on Maximum Pool Balance.
** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [5.75]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [11.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date: The later to occur of (i) the Distribution Date in [October] 2006 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [53.50]%.

Trigger Event: A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [18%] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
October 2003 – September 2006	N/A
October 2006 – September 2007	[ ]
October 2007 – September 2008	[ ]
October 2008 – September 2009	[ ]
October 2009 – September 2010	[ ]
October 2010 and thereafter	[ ]

Registration: The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently to the Class A-1, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
2. To the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. To the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. To the Class B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Classes;
5. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in January 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates, until the Class Principal Balance thereof has been reduced to zero, and then to the Class A-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates until the Class Principal Balance of such class has been reduced to zero;
5. to the Class B Certificates until the Class Principal Balance of such class has been reduced to zero;
6. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in January 2009 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. to the Class A-1 Certificates in accordance with the Target Credit Enhancement percentage for the Class A Certificates, until the Class Principal Balance of such class has been reduced to zero;
3. to the Class M-1 Certificates, the Class M-1 Principal Payment Amount for such distribution date, until the Class Principal Balance of such class has been reduced to zero;
4. to the Class M-2 Certificates, the Class M-2 Principal Payment Amount for such distribution date, until the Class Principal Balance of such class has been reduced to zero;
5. to the Class B Certificates, the Class B Principal Payment Amount for such distribution date, until the Class Principal Balance of such class has been reduced to zero;
6. for application as part of Monthly Excess Cashflow for such distribution date.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X-1 Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. to the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. to the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. to the Class B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;
7. To the Class A-R Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates under this clause (7).

BOND SUMMARY

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	4.49	3.12	2.33	1.74	1.24	0.93
First Pay (Months)	1	1	1	1	1	1
Last Pay (Months)	176	127	95	75	36	26

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	10.07	7.00	5.33	4.84	4.83	2.44
First Pay (Months)	61	41	40	45	36	26
Last Pay (Months)	176	127	95	75	61	34

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	10.07	7.00	5.28	4.46	4.18	3.29
First Pay (Months)	61	41	38	40	43	34
Last Pay (Months)	176	127	95	75	61	42

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	10.07	7.00	5.27	4.37	3.91	3.49
First Pay (Months)	61	41	37	38	40	42
Last Pay (Months)	176	127	95	75	61	42

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	4.56	3.29	2.50	1.87	1.24	0.93
First Pay (Months)	1	1	1	1	1	1
Last Pay (Months)	265	215	176	164	36	26

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	10.30	7.53	5.89	5.28	6.04	2.44
First Pay (Months)	61	41	40	45	36	26
Last Pay (Months)	246	190	176	146	134	34

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	10.24	7.52	5.80	4.86	4.51	4.63
First Pay (Months)	61	41	38	40	43	34
Last Pay (Months)	225	176	167	132	107	93

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	10.12	7.51	5.70	4.70	4.18	4.05
First Pay (Months)	61	41	37	38	40	43
Last Pay (Months)	198	176	147	116	94	66

NET FUNDS CAP

Period	50 PPC	100 PPC	150 PPC	200 PPC
1	10.29%	10.29%	10.29%	10.29%
2	10.29%	10.29%	10.29%	10.29%
3	10.29%	10.29%	10.29%	10.29%
4	10.29%	10.29%	10.29%	10.29%
5	10.29%	10.29%	10.29%	10.29%
6	10.29%	10.29%	10.29%	10.29%
7	10.29%	10.29%	10.29%	10.29%
8	10.29%	10.29%	10.29%	10.29%
9	10.29%	10.29%	10.29%	10.29%
10	10.29%	10.29%	10.29%	10.29%
11	10.29%	10.29%	10.29%	10.29%
12	10.29%	10.29%	10.29%	10.29%
13	10.29%	10.29%	10.29%	10.29%
14	10.29%	10.29%	10.29%	10.29%
15	10.29%	10.29%	10.29%	10.29%
16	10.29%	10.29%	10.29%	10.29%
17	10.29%	10.29%	10.29%	10.29%
18	10.29%	10.29%	10.29%	10.29%
19	10.29%	10.29%	10.29%	10.29%
20	10.29%	10.29%	10.29%	10.29%
21	10.29%	10.29%	10.29%	10.29%
22	10.29%	10.29%	10.29%	10.29%
23	10.29%	10.29%	10.29%	10.29%
24	10.29%	10.29%	10.29%	10.29%
25	10.29%	10.29%	10.29%	10.29%
26	10.29%	10.29%	10.29%	10.29%
27	10.29%	10.29%	10.29%	10.29%
28	10.29%	10.29%	10.29%	10.29%
29	10.29%	10.29%	10.29%	10.29%
30	10.29%	10.29%	10.29%	10.29%
31	10.29%	10.29%	10.29%	10.29%
32	10.29%	10.29%	10.29%	10.29%
33	10.29%	10.29%	10.29%	10.29%
34	10.29%	10.29%	10.29%	10.29%
35	10.29%	10.29%	10.29%	10.29%
36	10.29%	10.29%	10.29%	10.29%
37	10.29%	10.29%	10.29%	10.29%
38	10.29%	10.29%	10.29%	10.29%
39	10.29%	10.29%	10.29%	10.29%
40	10.29%	10.29%	10.29%	10.29%
41	10.29%	10.29%	10.29%	10.29%
42	10.29%	10.29%	10.29%	10.29%
43	10.29%	10.29%	10.29%	10.29%
44	10.29%	10.29%	10.29%	10.29%
45	10.29%	10.29%	10.29%	10.29%
46	10.29%	10.29%	10.29%	10.29%
47	10.29%	10.29%	10.29%	10.29%
48	10.29%	10.29%	10.29%	10.29%
49	10.29%	10.29%	10.29%	10.29%
50	10.29%	10.29%	10.29%	10.29%
51	10.29%	10.29%	10.29%	10.29%
52	10.29%	10.29%	10.29%	10.29%
53	10.29%	10.29%	10.29%	10.29%
54	10.29%	10.29%	10.29%	10.29%
55	10.29%	10.29%	10.29%	10.29%
56	10.29%	10.29%	10.29%	10.29%
57	10.29%	10.29%	10.29%	10.29%
58	10.29%	10.29%	10.29%	10.29%
59	10.29%	10.29%	10.29%	10.29%
60	10.29%	10.29%	10.29%	10.29%

This table was run assuming 30/360 day count basis.

EXCESS SPREAD

Period	Excess Spread	1-month LIBOR Forward
1	8.76%	1.1100%
2	8.36%	1.1350%
3	8.40%	1.1680%
4	8.32%	1.1940%
5	8.27%	1.2490%
6	8.37%	1.2890%
7	8.17%	1.3600%
8	8.10%	1.5100%
9	7.96%	1.5860%
10	7.92%	1.7100%
11	7.63%	1.9390%
12	7.52%	2.0520%
13	7.46%	2.2100%
14	7.16%	2.4170%
15	7.14%	2.5420%
16	6.87%	2.7110%
17	6.68%	2.9070%
18	6.91%	3.0420%
19	6.41%	3.1800%
20	6.40%	3.3200%
21	6.14%	3.4620%
22	6.15%	3.5880%
23	5.91%	3.6920%
24	5.79%	3.8200%
25	5.82%	3.9460%
26	5.62%	3.9960%
27	5.65%	4.1210%
28	5.39%	4.2370%
29	5.34%	4.2920%
30	5.71%	4.4130%
31	5.16%	4.4800%
32	5.28%	4.5230%
33	5.02%	4.6300%
34	5.10%	4.7280%
35	4.91%	4.7390%
36	4.82%	4.8430%
37	4.92%	4.9350%
38	4.63%	4.9510%
39	4.76%	5.0570%
40	4.52%	5.1360%
41	4.52%	5.1480%
42	5.01%	5.2450%
43	4.38%	5.3160%
44	4.59%	5.3070%
45	4.32%	5.3940%
46	4.45%	5.4680%
47	4.25%	5.4690%
48	4.17%	5.5590%
49	4.32%	5.6190%
50	4.12%	5.6120%
51	4.25%	5.6960%
52	4.00%	5.7530%
53	4.00%	5.7530%
54	4.34%	5.8250%
55	3.93%	5.8370%
56	4.28%	5.6630%
57	4.02%	5.7310%
58	4.16%	5.7990%
59	3.91%	5.8600%
60	3.85%	5.9270%

BREAKEVEN CDRs

The Breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions. The table below is generated with the following assumptions: 100 PPC prepayment speed, Forward LIBOR curve, 100% Loss Severity, Trigger fails and No Step down.

Class	Breakeven CDR (%)	Collateral Cum Loss (%)
Class M-1	9.3	25.96
Class M-2	6.5	19.35
Class B	5.3	16.24

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 09/01/03 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	5,605		
Total Outstanding Loan Balance	238,977,875.19		
Average Loan Current Balance	42,636.55	4,997.07	400,000.00
Weighted Average Combined LTV	95.54	8.37	100.00
Weighted Average Coupon	10.81%	6.25	15.00
Weighted Average FICO (Non-Zero)	681		
Weighted Average Age (Months)	3		
% Prepayment Penalties	41.45%		
% Fixed Rate	100.00%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	6.001 - 6.500	13	431,557.13	0.18
	6.501 - 7.000	63	1,977,554.67	0.83
	7.001 - 7.500	111	4,958,019.67	2.07
	7.501 - 8.000	164	7,044,020.10	2.95
	8.001 - 8.500	170	8,476,903.67	3.55
	8.501 - 9.000	367	17,367,426.07	7.27
	9.001 - 9.500	303	14,859,060.00	6.22
	9.501 - 10.000	514	23,187,901.52	9.70
	10.001 - 10.500	376	17,005,365.54	7.12
	10.501 - 11.000	727	32,531,440.93	13.61
	11.001 - 11.500	579	28,548,821.65	11.95
	11.501 - 12.000	752	32,266,563.37	13.50
	12.001 - 12.500	589	21,890,863.32	9.16
	12.501 - 13.000	604	20,090,712.34	8.41
	13.001 - 13.500	123	3,944,383.28	1.65
	13.501 - 14.000	112	3,324,725.16	1.39
	14.001 - 14.500	31	933,855.08	0.39
	14.501 - 15.000	7	138,701.69	0.06
	Total:	**5,605**	**238,977,875.19**	**100.00**

		Loan Count	Balance	%
FICO	FICO N/A	23	1,083,463.42	0.45
	526 - 550	2	143,625.46	0.06
	551 - 575	1	46,000.00	0.02
	576 - 600	16	1,021,530.40	0.43
	601 - 625	416	14,699,076.19	6.15
	626 - 650	1,383	56,073,756.68	23.46
	651 - 675	1,266	52,828,367.77	22.11
(cont'd)	676 - 700	915	41,049,223.38	17.18

FICO (cont'd)

701 - 725	640	27,196,869.11	11.38
726 - 750	469	23,014,493.67	9.63
751 - 775	338	15,436,797.13	6.46
776 - 800	126	5,849,274.92	2.45
801 - 825	10	535,397.06	0.22
Total:	**5,605**	**238,977,875.19**	**100.00**

Scheduled Balance

	Loan Count	Balance	%
0.01 - 25,000.00	1,468	27,494,387.12	11.50
25,000.01 - 50,000.00	2,570	92,496,072.85	38.70
50,000.01 - 75,000.00	1,101	67,357,913.84	28.19
75,000.01 - 100,000.00	302	26,261,911.00	10.99
100,000.01 - 125,000.00	88	10,000,674.75	4.18
125,000.01 - 150,000.00	26	3,620,579.09	1.52
150,000.01 - 175,000.00	14	2,286,541.06	0.96
175,000.01 - 200,000.00	16	3,087,439.92	1.29
200,000.01 - 225,000.00	3	661,627.23	0.28
225,000.01 - 250,000.00	2	470,101.53	0.20
250,000.01 - 275,000.00	2	531,005.68	0.22
275,000.01 - 300,000.00	3	854,042.24	0.36
325,000.01 - 350,000.00	2	692,456.05	0.29
350,000.01 - 375,000.00	1	364,150.77	0.15
375,000.01 - 400,000.00	7	2,798,972.06	1.17
Total:	**5,605**	**238,977,875.19**	**100.00**

Original Term

	Loan Count	Balance	%
61 - 120	24	973,970.71	0.41
121 - 180	3,600	152,809500.90	63.94
181 - 240	1,155	44,090,289.27	18.45
301 - 360	826	41,104114.31	17.20
Total:	**5,605**	**238,977,875.19**	**100.00**

Combined LTV

	Loan Count	Balance	%
0.01 - 10.00	1	19,869.28	0.01
10.01 - 20.00	1	51,907.16	0.02
20.01 - 30.00	2	95,524.15	0.04
30.01 - 40.00	4	209,476.08	0.09
40.01 - 50.00	4	773,446.22	0.32
50.01 - 60.00	14	1,423,468.54	0.60
60.01 - 70.00	22	2,154,727.23	0.90
70.01 - 80.00	115	10,354,426.98	4.33
80.01 - 90.00	921	35,915,663.32	15.03
90.01 - 100.00	4,521	187,979,366.23	78.66
Total:	**5,605**	**238,977,875.19**	**100.00**

Documentation Type

	Loan Count	Balance	%
Full	2,356	90,095,475.61	37.70
No Doc (NINA)	280	12,387,481.17	5.18
Reduced (partial)	2,258	105,371,931.53	44.09
Stated / Stated	711	31,122,986.88	13.02
Total:	**5,605**	**238,977,875.19**	**100.00**

Occupancy Status

	Loan Count	Balance	%
Investment	635	19,954,410.09	8.35
Primary	4,906	216,593,551.64	90.63
Secondary	64	2,429,913.46	1.02
Total:	**5,605**	**238,977,875.19**	**100.00**

State

	Loan Count	Balance	%
California	2,007	113,534,916.55	47.51
Florida	443	14,481,204.82	6.06
Nevada	376	13,365,073.79	5.59
New York	175	9,542,211.69	3.99
Arizona	292	8,812,854.27	3.69
Virginia	205	8,148,702.13	3.41
New Jersey	172	7,767,718.99	3.25
Colorado	148	6,006,131.88	2.51
Washington	163	5,780,364.59	2.42
Maryland	122	5,496,590.09	2.30
Texas	192	5,206,185.50	2.18
Oregon	158	5,086,863.76	2.13
Illinois	115	4,152,614.62	1.74
Massachusetts	68	3,530,965.50	1.48
Ohio	123	2,912,444.05	1.22
Other	846	25,153,032.96	10.53
Total:	**5,605**	**238,977,875.19**	**100.00**

Purpose

	Loan Count	Balance	%
Construction/Permanent	1	26,090.95	0.01
Purchase	4,402	181,130,024.06	75.79
Refinance - Cashout	892	42,117,006.85	17.62
Refinance - Rate Term	310	15,704,753.33	6.57
Total:	**5,605**	**238,977,875.19**	**100.00**

Property Type

	Loan Count	Balance	%
Single Family Residence	3,894	163,298,537.12	68.33
2-4 Family	477	22,140,177.02	9.26
Condo	388	14,186,403.73	5.94
Co-op	1	54,865.30	0.02
PUD	845	39,297,892.02	16.44
Total:	5,605	238,977,875.19	100.00

	100% advance, recover 6months after dft			0% advance, charge off immed		
bond	ppc	cdr	cumal loss	ppc	cdr	cumal loss
A-11	100	14.3	35.9	100	14.0	35.5
A-11	150	18.4	32.5	150	17.9	32.0
A-11	200	22.2	30.1	200	21.8	29.8
A-11	250	26.2	28.5	250	25.7	28.2
A-11	75	12.3	38.7	75	12.0	38.3
A-11	50	10.3	42.8	50	10.0	42.3
A-11	25	8.4	49.7	25	8.0	48.5
A-11	0	6.7	60.5	0	6.3	59.7

HEMT 03-5 Class A1

Price	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*125 PPC, Call (Y)*	*150 PPC, Call (Y)*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	42	42	42	42
WAL	3.1206	2.3338	1.7352	1.2413
Mod Durn	3.006	2.274	1.707	1.234
Principal Window	Oct03 - Apr14	Oct03 - Aug11	Oct03 - Dec09	Oct03 - Sep06

HEMT 03-5 Scenario Run for Class B

Assumptions:	
Severity	100%
Lag	0
Prepay	100% PPC

Forward LIBOR	Fwd	Fwd+100	Fwd+200
Loss Curve	184%	152%	120%
Collateral Cum Loss	42,032,006.91 (16.81%)	36,470,269.85 (14.59%)	30,715,106.57 (12.29%)

DERIVED INFORMATION [09/08/03]

[10,000,000] Bonds Offered
(Approximate)

HEMT Series 2003-5 Class B

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Class B Breakeven Loss Curve Multiples

Assumptions:

Prepay** 100% PPC
Severity: 100%
Lag: 0
Advance: 100%
Stepdown: NO

The breakeven loss curve multiple is defined as the highest multiple of the base loss curve that the class B will be able to experience without a principal $ loss with a 1% increment.

Forward LIBOR	Fwd	Fwd+100	Fwd+200
BE Loss Curve	184%	152%	120%
Collateral Cum Loss	42,032,006.91 (16.81%)	36,470,269.85 (14.59%)	30,715,106.57 (12.29%)

**100% PPC is from 6 to 25 CPR in 12 month and remains 25 CPR thereafter

Period	Forward LIBOR	Loss Curve 184%	152%	120%
1	1.11	0	0	0
2	1.15	0	0	0
3	1.173	0.276	0.228	0.18
4	1.204	0.0736	0.0608	0.048
5	1.23	0.2208	0.1824	0.144
6	1.137	3.5328	2.9184	2.304
7	1.286	3.7352	3.0856	2.436
8	1.318	6.4768	5.3504	4.224
9	1.39	2.8152	2.3256	1.836
10	1.544	5.1152	4.2256	3.336
11	1.607	4.1952	3.4656	2.736
12	1.727	4.048	3.344	2.64
13	1.906	5.6672	4.6816	3.696
14	1.989	4.6	3.8	3
15	2.139	4.8024	3.9672	3.132
16	2.336	6.2744	5.1832	4.092
17	2.438	7.268	6.004	4.74
18	2.572	5.8696	4.8488	3.828
19	2.747	7.82	6.46	5.1
20	2.864	6.2744	5.1832	4.092
21	2.991	7.9488	6.5664	5.184
22	3.124	9.5312	7.8736	6.216
23	3.235	7.8384	6.4752	5.112
24	3.355	9.5128	7.8584	6.204
25	3.461	9.016	7.448	5.88
26	3.575	7.452	6.156	4.86
27	3.694	4.692	3.876	3.06
28	3.806	6.716	5.548	4.38
29	3.921	7.3784	6.0952	4.812
30	4.005	6.6056	5.4568	4.308
31	4.072	6.0536	5.0008	3.948
32	4.177	8.9792	7.4176	5.856
33	4.278	8.6664	7.1592	5.652
34	4.318	5.1888	4.2864	3.384
35	4.422	5.3912	4.4536	3.516
36	4.52	4.692	3.876	3.06
37	4.569	7.6176	6.2928	4.968
38	4.676	6.3112	5.2136	4.116
39	4.759	5.3544	4.4232	3.492
40	4.783	9.0528	7.4784	5.904
41	4.882	10.3592	8.5576	6.756
42	4.956	10.4328	8.6184	6.804
43	4.952	9.1448	7.5544	5.964
44	5.042	12.236	10.108	7.98
45	5.116	12.4016	10.2448	8.088
46	5.109	10.4144	8.6032	6.792
47	5.201	14.5176	11.9928	9.468
48	5.262	8.2432	6.8096	5.376
49	5.254	11.0216	9.1048	7.188
50	5.339	8.7952	7.2656	5.736
51	5.399	9.3104	7.6912	6.072
52	5.403	3.4224	2.8272	2.232
53	5.477	6.7344	5.5632	4.392
54	5.492	8.3168	6.8704	5.424
55	5.328	8.9976	7.4328	5.868
56	5.398	11.5552	9.5456	7.536
57	5.468	6.4768	5.3504	4.224
58	5.531	6.6608	5.5024	4.344
59	5.6	5.3176	4.3928	3.468
60	5.545	4.2136	3.4808	2.748
61	5.478	2.5944	2.1432	1.692
62	5.54	2.2816	1.8848	1.488
63	5.596	4.5	4.5	4.5
64	5.656	4.5	4.5	4.5
65	5.717	4.5	4.5	4.5

66	5.753	4.5	4.5	4.5
67	5.799	4.5	4.5	4.5
68	5.858	4.5	4.5	4.5
69	5.915	4.5	4.5	4.5
70	5.974	4.5	4.5	4.5
71	6.034	4.5	4.5	4.5
72	5.904	4.5	4.5	4.5
73	5.757	4.5	4.5	4.5
74	5.807	4.5	4.5	4.5
75	5.855	4.5	4.5	4.5
76	5.905	4.5	4.5	4.5
77	5.949	4.5	4.5	4.5
78	5.974	4.5	4.5	4.5
79	6.005	4.5	4.5	4.5
80	6.052	4.5	4.5	4.5
81	6.098	4.5	4.5	4.5
82	6.146	4.5	4.5	4.5
83	6.194	4.5	4.5	4.5
84	6.05	4.5	4.5	4.5
85	5.91	4.5	4.5	4.5
86	5.947	4.5	4.5	4.5
87	5.986	4.5	4.5	4.5
88	6.025	4.5	4.5	4.5
89	6.061	4.5	4.5	4.5
90	6.075	4.5	4.5	4.5
91	6.095	4.5	4.5	4.5
92	6.131	4.5	4.5	4.5
93	6.172	4.5	4.5	4.5
94	6.208	4.5	4.5	4.5
95	6.244	4.5	4.5	4.5
96	6.127	4.5	4.5	4.5
97	5.959	4.5	4.5	4.5
98	5.989	4.5	4.5	4.5
99	6.02	4.5	4.5	4.5
100	6.05	4.5	4.5	4.5
101	6.081	4.5	4.5	4.5
102	6.099	4.5	4.5	4.5
103	6.119	4.5	4.5	4.5
104	6.147	4.5	4.5	4.5
105	6.178	4.5	4.5	4.5
106	6.207	4.5	4.5	4.5
107	6.239	4.5	4.5	4.5
108	6.205	4.5	4.5	4.5
109	6.177	4.5	4.5	4.5
110	6.206	4.5	4.5	4.5
111	6.233	4.5	4.5	4.5
112	6.263	4.5	4.5	4.5
113	6.288	4.5	4.5	4.5
114	6.29	4.5	4.5	4.5
115	6.295	4.5	4.5	4.5
116	6.324	4.5	4.5	4.5
117	6.351	4.5	4.5	4.5
118	6.375	4.5	4.5	4.5
119	6.403	4.5	4.5	4.5
120	6.277	4.5	4.5	4.5
121	6.156	4.5	4.5	4.5
122	6.179	4.5	4.5	4.5
123	6.201	4.5	4.5	4.5
124	6.224	4.5	4.5	4.5
125	6.245	4.5	4.5	4.5
126	6.237	4.5	4.5	4.5
127	6.237	4.5	4.5	4.5
128	6.259	4.5	4.5	4.5
129	6.28	4.5	4.5	4.5
130	6.299	4.5	4.5	4.5
131	6.321	4.5	4.5	4.5
132	6.397	4.5	4.5	4.5

133	6.479	4.5	4.5	4.5
134	6.503	4.5	4.5	4.5
135	6.524	4.5	4.5	4.5
136	6.547	4.5	4.5	4.5
137	6.57	4.5	4.5	4.5
138	6.565	4.5	4.5	4.5
139	6.568	4.5	4.5	4.5
140	6.589	4.5	4.5	4.5
141	6.611	4.5	4.5	4.5
142	6.634	4.5	4.5	4.5
143	6.656	4.5	4.5	4.5
144	6.463	4.5	4.5	4.5
145	6.254	4.5	4.5	4.5
146	6.271	4.5	4.5	4.5
147	6.287	4.5	4.5	4.5
148	6.303	4.5	4.5	4.5
149	6.317	4.5	4.5	4.5
150	6.32	4.5	4.5	4.5
151	6.325	4.5	4.5	4.5
152	6.34	4.5	4.5	4.5
153	6.358	4.5	4.5	4.5
154	6.372	4.5	4.5	4.5
155	6.387	4.5	4.5	4.5
156	6.459	4.5	4.5	4.5
157	6.545	4.5	4.5	4.5
158	6.562	4.5	4.5	4.5
159	6.581	4.5	4.5	4.5
160	6.598	4.5	4.5	4.5
161	6.616	4.5	4.5	4.5
162	6.599	4.5	4.5	4.5
163	6.598	4.5	4.5	4.5
164	6.612	4.5	4.5	4.5
165	6.63	4.5	4.5	4.5
166	6.646	4.5	4.5	4.5
167	6.663	4.5	4.5	4.5
168	6.737	4.5	4.5	4.5
169	6.823	4.5	4.5	4.5
170	6.844	4.5	4.5	4.5
171	6.86	4.5	4.5	4.5
172	6.879	4.5	4.5	4.5
173	6.897	4.5	4.5	4.5
174	6.889	4.5	4.5	4.5
175	6.885	4.5	4.5	4.5
176	6.901	4.5	4.5	4.5
177	6.919	4.5	4.5	4.5
178	6.936	4.5	4.5	4.5
179	6.956	4.5	4.5	4.5
180	6.506	4.5	4.5	4.5
181	6.13	4.5	4.5	4.5
182	6.139	4.5	4.5	4.5
183	6.147	4.5	4.5	4.5
184	6.157	4.5	4.5	4.5
185	6.163	4.5	4.5	4.5
186	6.14	4.5	4.5	4.5
187	6.12	4.5	4.5	4.5
188	6.129	4.5	4.5	4.5
189	6.135	4.5	4.5	4.5
190	6.142	4.5	4.5	4.5
191	6.15	4.5	4.5	4.5
192	6.2	4.5	4.5	4.5
193	6.248	4.5	4.5	4.5
194	6.257	4.5	4.5	4.5
195	6.265	4.5	4.5	4.5
196	6.274	4.5	4.5	4.5
197	6.282	4.5	4.5	4.5
198	6.274	4.5	4.5	4.5
199	6.27	4.5	4.5	4.5

200	6.277	4.5	4.5	4.5
201	6.285	4.5	4.5	4.5
202	6.294	4.5	4.5	4.5
203	6.302	4.5	4.5	4.5
204	6.364	4.5	4.5	4.5
205	6.431	4.5	4.5	4.5
206	6.441	4.5	4.5	4.5
207	6.451	4.5	4.5	4.5
208	6.459	4.5	4.5	4.5
209	6.467	4.5	4.5	4.5
210	6.444	4.5	4.5	4.5
211	6.428	4.5	4.5	4.5
212	6.435	4.5	4.5	4.5
213	6.444	4.5	4.5	4.5
214	6.453	4.5	4.5	4.5
215	6.462	4.5	4.5	4.5
216	6.531	4.5	4.5	4.5
217	6.595	4.5	4.5	4.5
218	6.605	4.5	4.5	4.5
219	6.614	4.5	4.5	4.5
220	6.624	4.5	4.5	4.5
221	6.633	4.5	4.5	4.5
222	6.611	4.5	4.5	4.5
223	6.596	4.5	4.5	4.5
224	6.605	4.5	4.5	4.5
225	6.616	4.5	4.5	4.5
226	6.623	4.5	4.5	4.5
227	6.633	4.5	4.5	4.5
228	6.695	4.5	4.5	4.5
229	6.77	4.5	4.5	4.5
230	6.781	4.5	4.5	4.5
231	6.792	4.5	4.5	4.5
232	6.802	4.5	4.5	4.5
233	6.813	4.5	4.5	4.5
234	6.787	4.5	4.5	4.5
235	6.777	4.5	4.5	4.5
236	6.785	4.5	4.5	4.5
237	6.796	4.5	4.5	4.5
238	6.805	4.5	4.5	4.5
239	6.815	4.5	4.5	4.5
240	6.366	4.5	4.5	4.5
241	5.811	4.5	4.5	4.5
242	5.814	4.5	4.5	4.5
243	5.814	4.5	4.5	4.5
244	5.816	4.5	4.5	4.5
245	5.817	4.5	4.5	4.5
246	5.798	4.5	4.5	4.5
247	5.782	4.5	4.5	4.5
248	5.784	4.5	4.5	4.5
249	5.784	4.5	4.5	4.5
250	5.785	4.5	4.5	4.5
251	5.787	4.5	4.5	4.5
252	5.843	4.5	4.5	4.5
253	5.896	4.5	4.5	4.5
254	5.899	4.5	4.5	4.5
255	5.9	4.5	4.5	4.5
256	5.903	4.5	4.5	4.5
257	5.904	4.5	4.5	4.5
258	5.868	4.5	4.5	4.5
259	5.84	4.5	4.5	4.5
260	5.842	4.5	4.5	4.5
261	5.842	4.5	4.5	4.5
262	5.843	4.5	4.5	4.5
263	5.845	4.5	4.5	4.5
264	5.898	4.5	4.5	4.5
265	5.956	4.5	4.5	4.5
266	5.959	4.5	4.5	4.5

267	5.96	4.5	4.5	4.5
268	5.962	4.5	4.5	4.5
269	5.964	4.5	4.5	4.5
270	5.929	4.5	4.5	4.5
271	5.901	4.5	4.5	4.5
272	5.901	4.5	4.5	4.5
273	5.903	4.5	4.5	4.5
274	5.906	4.5	4.5	4.5
275	5.907	4.5	4.5	4.5
276	5.96	4.5	4.5	4.5
277	6.018	4.5	4.5	4.5
278	6.021	4.5	4.5	4.5
279	6.024	4.5	4.5	4.5
280	6.026	4.5	4.5	4.5
281	6.028	4.5	4.5	4.5
282	5.992	4.5	4.5	4.5
283	5.965	4.5	4.5	4.5
284	5.966	4.5	4.5	4.5
285	5.968	4.5	4.5	4.5
286	5.97	4.5	4.5	4.5
287	5.972	4.5	4.5	4.5
288	6.016	4.5	4.5	4.5
289	6.055	4.5	4.5	4.5
290	6.058	4.5	4.5	4.5
291	6.06	4.5	4.5	4.5
292	6.063	4.5	4.5	4.5
293	6.065	4.5	4.5	4.5
294	6.047	4.5	4.5	4.5
295	6.032	4.5	4.5	4.5
296	6.034	4.5	4.5	4.5
297	6.037	4.5	4.5	4.5
298	6.038	4.5	4.5	4.5
299	6.041	4.5	4.5	4.5
300	5.829	4.5	4.5	4.5
301	5.569	4.5	4.5	4.5
302	5.569	4.5	4.5	4.5
303	5.567	4.5	4.5	4.5
304	5.566	4.5	4.5	4.5
305	5.566	4.5	4.5	4.5
306	5.526	4.5	4.5	4.5
307	5.49	4.5	4.5	4.5
308	5.488	4.5	4.5	4.5
309	5.487	4.5	4.5	4.5
310	5.485	4.5	4.5	4.5
311	5.485	4.5	4.5	4.5
312	5.539	4.5	4.5	4.5
313	5.584	4.5	4.5	4.5
314	5.584	4.5	4.5	4.5
315	5.583	4.5	4.5	4.5
316	5.583	4.5	4.5	4.5
317	5.582	4.5	4.5	4.5
318	5.543	4.5	4.5	4.5
319	5.506	4.5	4.5	4.5
320	5.505	4.5	4.5	4.5
321	5.503	4.5	4.5	4.5
322	5.502	4.5	4.5	4.5
323	5.501	4.5	4.5	4.5
324	5.553	4.5	4.5	4.5
325	5.601	4.5	4.5	4.5
326	5.601	4.5	4.5	4.5
327	5.6	4.5	4.5	4.5
328	5.6	4.5	4.5	4.5
329	5.599	4.5	4.5	4.5
330	5.557	4.5	4.5	4.5
331	5.523	4.5	4.5	4.5
332	5.522	4.5	4.5	4.5
333	5.521	4.5	4.5	4.5

334	5.519	4.5	4.5	4.5
335	5.519	4.5	4.5	4.5
336	5.553	4.5	4.5	4.5
337	5.59	4.5	4.5	4.5
338	5.589	4.5	4.5	4.5
339	5.588	4.5	4.5	4.5
340	5.588	4.5	4.5	4.5
341	5.587	4.5	4.5	4.5
342	5.562	4.5	4.5	4.5
343	5.541	4.5	4.5	4.5
344	5.539	4.5	4.5	4.5
345	5.539	4.5	4.5	4.5
346	5.538	4.5	4.5	4.5
347	5.537	4.5	4.5	4.5
348	5.589	4.5	4.5	4.5
349	5.637	4.5	4.5	4.5
350	5.637	4.5	4.5	4.5
351	5.636	4.5	4.5	4.5
352	5.636	4.5	4.5	4.5
353	5.636	4.5	4.5	4.5
354	5.594	4.5	4.5	4.5
355	5.56	4.5	4.5	4.5
356	5.559	4.5	4.5	4.5
357	5.559	4.5	4.5	4.5
358	5.557	4.5	4.5	4.5
359	5.557	4.5	4.5	4.5
360	5.615	4.5	4.5	4.5

Class	At Pricing Speed to Call				
	WAL	Mod. Duration	Factor at 10	Effective Duration	Convexity
A1-2	4.71	4.52	0		
	At Pricing Speed to Maturity				
	WAL	Mod. Duration	Factor at 10	Effective Duration	Convexity
A1-2	5.18	4.93	8.70%		
	Slow Pricing Speed to 75% of Expected - to maturity				
	WAL	Mod. Duration	Factor at 10	Duration at 10 years	
A1-2	6.97	6.45	19.04%		

HEMT 03-5 A1-2

Price	75 PPC, Call (Y)	100 PPC, Call (Y)	125 PPC, Call (Y)	150 PPC, Call (Y)
	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	55	55	55	55
WAL	6.3963	4.7076	3.3393	2.1597
Mod Durn	6.052	4.524	3.249	2.134
Principal Window	Sep06 - Apr14	Dec05 - Aug11	Jul05 - Dec09	Mar05 - Sep06

HEMT 03-5 A1-1

Price	75 PPC, Call (Y)	100 PPC, Call (Y)	125 PPC, Call (Y)	150 PPC, Call (Y)
	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	25	25	25	25
WAL	1.3568	1.0556	0.8714	0.7468
Mod Durn	1.351	1.055	0.872	0.749
Principal Window	Oct03 - Sep06	Oct03 - Dec05	Oct03 - Jul05	Oct03 - Mar05

A-1

Please calculate the CDR and CNL that the bond can sustain until it starts to lose principal, and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 6-month lag for newly originated loans.

Interest Rate Stresses	CPR	Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)	Coll Duration
Forward Libor +400	15%	100%	3.92	6.4	26.8%	-	
Forward Libor +400	20%	100%	3.01	8.2	26.5%	-	
Forward Libor +400	pricing speed	100%	2.58	9.5	26.4%	-	
Forward Libor +400	35%	100%	1.65	13.8	25.3%	-	
Forward Libor +400	45%	100%	1.23	17.9	24.8%	-	

M-1

Please calculate the CDR and CNL that the bond can sustain until it starts to lose principal, and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 6-month lag for newly originated loans.

Interest Rate Stresses	CPR	Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)	Coll Duration
Forward Libor +400	15%	100%	13.15	3.6	16.7%	-	
Forward Libor +400	20%	100%	10.56	4.5	16.2%	-	
Forward Libor +400	pricing speed	100%	8.67	5.2	16.0%	-	
Forward Libor +400	35%	100%	5.99	7.5	15.2%	-	
Forward Libor +400	45%	100%	4.36	9.6	14.5%	-	

HEMT 03-5 A2-2

Price	75 PPC, Call (Y)	100 PPC, Call (Y)	125 PPC, Call (Y)	150 PPC, Call (Y)
	Disc Margin	Disc Margin	Disc Margin	Disc Margin
99-28	52	53	54	56
99-29	52	52	53	54
99-30	51	51	52	53
99-31	51	51	51	51
100-00	50	50	50	50
100-01	49	49	49	49
100-02	49	49	48	47
100-03	48	48	47	46
100-04	48	47	46	44
WAL	6.3963	4.7076	3.3393	2.1597
Mod Durn	6.064	4.531	3.253	2.136
Principal Window	Sep06 - Apr14	Dec05 - Aug11	Jul05 - Dec09	Mar05 - Sep06

HEMT03-5_prelim - Price/Yield - A-11

Price	75 PPC, Call (Y)	100 PPC, Call (Y)	125 PPC, Call (Y)	150 PPC, Call (Y)
	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	30	30	30	30
WAL	1.8257	1.3688	1.1058	0.9351
Mod Durn	1.807	1.362	1.104	0.935
Principal Window	Oct03 - Nov08	Oct03 - Jul07	Oct03 - Mar06	Oct03 - Sep05

HEMT 03-5 Class A1-2

Price	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*125 PPC, Call (Y)*	*150 PPC, Call (Y)*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	55	55	55	55
WAL	8.3003	6.1940	4.2524	2.4660
Mod Durn	7.772	5.906	4.110	2.432
Principal Window	Nov08 - Apr14	Jul07 - Aug11	Mar06 - Dec09	Sep05 - Sep06

DERIVED INFORMATION [09/09/03]

[10,000,000] Bonds Offered
(Approximate)

HEMT Series 2003-5 Class B

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Class B Breakeven Loss Curve Multiples

Assumptions:

Severity: 100%
Lag: 0
Advance: 100%
Stepdown: NO

The breakeven CDR is defined as the highest CDR that the class B will be able to experience without a principal $ loss with a 0.1% increment.

Prepay Curve %	100%	80%	120%
BE CDR	5.60%	5.4	5.9
Collat Cum Loss	42,007,203.78 (16.80%)	48,346,485.84 (19.34%)	37,911,233.32 (15.16%)

Period	LIBOR_1MO Vector	Prepay Vector
1	1.11	2.959
2	1.15	5.918
3	1.173	8.877
4	1.204	11.835
5	1.23	14.794
6	1.137	17.753
7	1.286	18.721
8	1.318	19.69
9	1.39	20.6
10	1.544	21.51
11	1.607	22.42
12	1.727	23.33
13	1.906	27.427
14	1.989	27.558
15	2.139	27.483
16	2.336	27.409
17	2.438	27.335
18	2.572	27.261
19	2.747	27.333
20	2.864	27.405
21	2.991	27.448
22	3.124	27.492
23	3.235	27.536
24	3.355	27.58
25	3.461	29.381
26	3.575	29.129
27	3.694	28.745
28	3.806	28.362
29	3.921	27.978
30	4.005	27.595
31	4.072	27.305
32	4.177	27.015
33	4.278	26.725
34	4.318	26.435
35	4.422	26.145
36	4.52	25.855
37	4.569	31.388
38	4.676	31.339
39	4.759	30.925
40	4.783	30.511
41	4.882	30.097
42	4.956	29.683
43	4.952	29.53
44	5.042	29.377
45	5.116	29.225
46	5.109	29.072

47	5.201	28.919
48	5.262	28.766
49	5.254	28.391
50	5.339	28.329
51	5.399	28.25
52	5.403	28.17
53	5.477	28.09
54	5.492	28.011
55	5.328	27.931
56	5.398	27.852
57	5.468	27.772
58	5.531	27.692
59	5.6	27.613
60	5.545	27.533
61	5.478	27.839
62	5.54	27.763
63	5.596	27.687
64	5.656	27.611
65	5.717	27.535
66	5.753	27.459
67	5.799	27.383
68	5.858	27.307
69	5.915	27.231
70	5.974	27.155
71	6.034	27.079
72	5.904	27.003
73	5.757	27.003
74	5.807	27.003
75	5.855	27.003
76	5.905	27.003
77	5.949	27.003
78	5.974	27.003
79	6.005	27.003
80	6.052	27.003
81	6.098	27.003
82	6.146	27.003
83	6.194	27.003
84	6.05	27.003
85	5.91	27.003
86	5.947	27.003
87	5.986	27.003
88	6.025	27.003
89	6.061	27.003
90	6.075	27.003
91	6.095	27.003
92	6.131	27.003
93	6.172	27.003
94	6.208	27.003
95	6.244	27.003
96	6.127	27.003
97	5.959	27.003
98	5.989	27.003
99	6.02	27.003
100	6.05	27.003
101	6.081	27.003
102	6.099	27.003
103	6.119	27.003
104	6.147	27.003
105	6.178	27.003
106	6.207	27.003
107	6.239	27.003
108	6.205	27.003
109	6.177	27.003
110	6.206	27.003
111	6.233	27.003
112	6.263	27.003
113	6.288	27.003

114	6.29	27.003
115	6.295	27.003
116	6.324	27.003
117	6.351	27.003
118	6.375	27.003
119	6.403	27.003
120	6.277	27.003
121	6.156	27.003
122	6.179	27.003
123	6.201	27.003
124	6.224	27.003
125	6.245	27.003
126	6.237	27.003
127	6.237	27.003
128	6.259	27.003
129	6.28	27.003
130	6.299	27.003
131	6.321	27.003
132	6.397	27.003
133	6.479	27.003
134	6.503	27.003
135	6.524	27.003
136	6.547	27.003
137	6.57	27.003
138	6.565	27.003
139	6.568	27.003
140	6.589	27.003
141	6.611	27.003
142	6.634	27.003
143	6.656	27.003
144	6.463	27.003
145	6.254	27.003
146	6.271	27.003
147	6.287	27.003
148	6.303	27.003
149	6.317	27.003
150	6.32	27.003
151	6.325	27.003
152	6.34	27.003
153	6.358	27.003
154	6.372	27.003
155	6.387	27.003
156	6.459	27.003
157	6.545	27.003
158	6.562	27.003
159	6.581	27.003
160	6.598	27.003
161	6.616	27.003
162	6.599	27.003
163	6.598	27.003
164	6.612	27.003
165	6.63	27.003
166	6.646	27.003
167	6.663	27.003
168	6.737	27.003
169	6.823	27.003
170	6.844	27.003
171	6.86	27.003
172	6.879	27.003
173	6.897	27.003
174	6.869	27.003
175	6.885	27.003
176	6.901	27.003
177	6.919	27.003
178	6.936	27.003
179	6.956	27.003
180	6.506	27.003

181	6.13	27.003
182	6.139	27.003
183	6.147	27.003
184	6.157	27.003
185	6.163	27.003
186	6.14	27.003
187	6.12	27.003
188	6.129	27.003
189	6.135	27.003
190	6.142	27.003
191	6.15	27.003
192	6.2	27.003
193	6.248	27.003
194	6.257	27.003
195	6.265	27.003
196	6.274	27.003
197	6.282	27.003
198	6.274	27.003
199	6.27	27.003
200	6.277	27.003
201	6.285	27.003
202	6.294	27.003
203	6.302	27.003
204	6.364	27.003
205	6.431	27.003
206	6.441	27.003
207	6.451	27.003
208	6.459	27.003
209	6.467	27.003
210	6.444	27.003
211	6.428	27.003
212	6.435	27.003
213	6.444	27.003
214	6.453	27.003
215	6.462	27.003
216	6.531	27.003
217	6.595	27.003
218	6.605	27.003
219	6.614	27.003
220	6.624	27.003
221	6.633	27.003
222	6.611	27.003
223	6.596	27.003
224	6.605	27.003
225	6.616	27.003
226	6.623	27.003
227	6.633	27.003
228	6.695	27.003
229	6.77	27.003
230	6.781	27.003
231	6.792	27.003
232	6.802	27.003
233	6.813	27.003
234	6.787	27.003
235	6.777	27.003
236	6.785	27.003
237	6.796	27.003
238	6.805	27.003
239	6.815	27.003
240	6.366	27.003
241	5.811	27.003
242	5.814	27.003
243	5.814	27.003
244	5.816	27.003
245	5.817	27.003
246	5.798	27.003
247	5.782	27.003

248	5.784	27.003
249	5.784	27.003
250	5.785	27.003
251	5.787	27.003
252	5.843	27.003
253	5.896	27.003
254	5.899	27.003
255	5.9	27.003
256	5.903	27.003
257	5.904	27.003
258	5.868	27.003
259	5.84	27.003
260	5.842	27.003
261	5.842	27.003
262	5.843	27.003
263	5.845	27.003
264	5.898	27.003
265	5.956	27.003
266	5.959	27.003
267	5.96	27.003
268	5.962	27.003
269	5.964	27.003
270	5.929	27.003
271	5.901	27.003
272	5.901	27.003
273	5.903	27.003
274	5.906	27.003
275	5.907	27.003
276	5.96	27.003
277	6.018	27.003
278	6.021	27.003
279	6.024	27.003
280	6.026	27.003
281	6.028	27.003
282	5.992	27.003
283	5.965	27.003
284	5.966	27.003
285	5.968	27.003
286	5.97	27.003
287	5.972	27.003
288	6.016	27.003
289	6.055	27.003
290	6.058	27.003
291	6.06	27.003
292	6.063	27.003
293	6.065	27.003
294	6.047	27.003
295	6.032	27.003
296	6.034	27.003
297	6.037	27.003
298	6.038	27.003
299	6.041	27.003
300	5.829	27.003
301	5.569	27.003
302	5.569	27.003
303	5.567	27.003
304	5.566	27.003
305	5.566	27.003
306	5.526	27.003
307	5.49	27.003
308	5.488	27.003
309	5.487	27.003
310	5.485	27.003
311	5.485	27.003
312	5.539	27.003
313	5.584	27.003
314	5.584	27.003

315	5.583	27.003
316	5.583	27.003
317	5.582	27.003
318	5.543	27.003
319	5.506	27.003
320	5.505	27.003
321	5.503	27.003
322	5.502	27.003
323	5.501	27.003
324	5.553	27.003
325	5.601	27.003
326	5.601	27.003
327	5.6	27.003
328	5.6	27.003
329	5.599	27.003
330	5.557	27.003
331	5.523	27.003
332	5.522	27.003
333	5.521	27.003
334	5.519	27.003
335	5.519	27.003
336	5.553	27.003
337	5.59	27.003
338	5.589	27.003
339	5.588	27.003
340	5.588	27.003
341	5.587	27.003
342	5.562	27.003
343	5.541	27.003
344	5.539	27.003
345	5.539	27.003
346	5.538	27.003
347	5.537	27.003
348	5.589	27.003
349	5.637	27.003
350	5.637	27.003
351	5.636	27.003
352	5.636	27.003
353	5.636	27.003
354	5.594	27.003
355	5.56	27.003
356	5.559	27.003
357	5.559	27.003
358	5.557	27.003
359	5.557	27.003
360	5.615	27.03

HEMT 03-5 Class B Zero Yield Table

Prepay	100 PPC
Severity	100%
Lag	6 months
Advance	100%
Stepdown	NO

** Zero yield CDR is the highest CDR for the Class B to have a positive yield based on the above scenario

	Fwd	Fwd+200
Yield	0.83	1.52
CDR	6.7	4.8
Collateral Cum Loss	49,629,752.32 (19.85%)	37,222,828.59 (14.89%)

Period	1-Month LIBOR
1	1.11
2	1.13
3	1.145
4	1.162
5	1.177
6	1.194
7	1.22
8	1.269
9	1.297
10	1.359
11	1.49
12	1.545
13	1.65
14	1.808
15	1.881
16	2.022
17	2.213
18	2.305
19	2.438
20	2.622
21	2.733
22	2.864
23	3.01
24	3.118
25	3.234
26	3.336
27	3.446
28	3.56
29	3.663
30	3.773
31	3.867
32	3.952
33	4.054
34	4.148
35	4.156
36	4.255
37	4.347
38	4.384
39	4.486
40	4.57
41	4.605
42	4.7
43	4.776
44	4.797
45	4.885
46	4.963
47	4.982
48	5.073
49	5.14
50	5.151
51	5.236
52	5.293
53	5.287
54	5.361

55	5.408
56	5.367
57	5.443
58	5.447
59	5.336
60	5.401
61	5.435
62	5.406
63	5.47
64	5.526
65	5.587
66	5.649
67	5.695
68	5.735
69	5.795
70	5.853
71	5.913
72	5.974
73	5.932
74	5.702
75	5.753
76	5.802
77	5.853
78	5.898
79	5.934
80	5.958
81	6.006
82	6.053
83	6.102
84	6.151
85	6.103
86	5.922
87	5.961
88	6.003
89	6.044
90	6.082
91	6.109
92	6.122
93	6.161
94	6.204
95	6.243
96	6.281
97	6.258
98	6.065
99	6.098
100	6.133
101	6.167
102	6.201
103	6.229
104	6.25
105	6.282
106	6.315
107	6.348
108	6.384
109	6.355
110	6.251
111	6.283
112	6.312
113	6.344
114	6.371
115	6.387
116	6.386
117	6.417
118	6.447
119	6.472
120	6.503
121	6.424
122	6.183
123	6.207
124	6.23
125	6.254
126	6.277
127	6.282
128	6.272

129	6.295
130	6.317
131	6.337
132	6.36
133	6.412
134	6.522
135	6.546
136	6.568
137	6.592
138	6.616
139	6.624
140	6.619
141	6.641
142	6.664
143	6.687
144	6.711
145	6.626
146	6.341
147	6.359
148	6.377
149	6.394
150	6.41
151	6.42
152	6.423
153	6.44
154	6.459
155	6.475
156	6.492
157	6.538
158	6.655
159	6.674
160	6.694
161	6.713
162	6.732
163	6.731
164	6.72
165	6.736
166	6.756
167	6.773
168	6.791
169	6.839
170	6.959
171	6.981
172	6.999
173	7.019
174	7.039
175	7.045
176	7.034
177	7.052
178	7.072
179	7.09
180	7.112
181	6.827
182	6.2
183	6.21
184	6.218
185	6.229
186	6.236
187	6.228
188	6.196
189	6.205
190	6.213
191	6.22
192	6.229
193	6.261
194	6.33
195	6.339
196	6.348
197	6.358
198	6.367
199	6.367
200	6.358
201	6.366
202	6.375

203	6.384
204	6.392
205	6.43
206	6.525
207	6.536
208	6.546
209	6.556
210	6.565
211	6.557
212	6.529
213	6.537
214	6.547
215	6.556
216	6.566
217	6.612
218	6.703
219	6.714
220	6.724
221	6.735
222	6.745
223	6.738
224	6.712
225	6.721
226	6.733
227	6.741
228	6.751
229	6.789
230	6.893
231	6.905
232	6.917
233	6.927
234	6.94
235	6.929
236	6.908
237	6.917
238	6.929
239	6.939
240	6.95
241	6.706
242	5.84
243	5.843
244	5.843
245	5.844
246	5.846
247	5.836
248	5.812
249	5.814
250	5.814
251	5.815
252	5.816
253	5.849
254	5.927
255	5.93
256	5.931
257	5.934
258	5.935
259	5.916
260	5.872
261	5.874
262	5.875
263	5.875
264	5.877
265	5.906
266	5.99
267	5.992
268	5.993
269	5.996
270	5.998
271	5.979
272	5.936
273	5.936
274	5.938
275	5.94
276	5.941

277	5.971
278	6.054
279	6.057
280	6.06
281	6.062
282	6.064
283	6.045
284	6.002
285	6.003
286	6.005
287	6.007
288	6.009
289	6.036
290	6.093
291	6.097
292	6.099
293	6.101
294	6.103
295	6.094
296	6.072
297	6.074
298	6.077
299	6.078
300	6.081
301	5.98
302	5.629
303	5.629
304	5.627
305	5.627
306	5.626
307	5.606
308	5.552
309	5.55
310	5.549
311	5.548
312	5.548
313	5.579
314	5.649
315	5.649
316	5.648
317	5.648
318	5.647
319	5.627
320	5.573
321	5.572
322	5.57
323	5.569
324	5.569
325	5.597
326	5.67
327	5.67
328	5.67
329	5.67
330	5.669
331	5.646
332	5.595
333	5.594
334	5.593
335	5.591
336	5.591
337	5.609
338	5.664
339	5.664
340	5.663
341	5.662
342	5.662
343	5.649
344	5.618
345	5.616
346	5.616
347	5.615
348	5.615
349	5.646
350	5.716

351	5.717
352	5.717
353	5.716
354	5.716
355	5.694
356	5.642
357	5.641
358	5.642
359	5.64
360	6.972
361	6.994
362	7.017
363	7.04
364	7.064
365	6.411
366	6.353
367	6.366
368	6.38
369	6.392
370	6.404
371	6.49
372	6.516
373	6.53
374	6.546
375	6.558
376	6.572
377	6.576
378	6.588
379	6.601
380	6.616
381	6.63
382	6.645
383	6.769
384	6.79
385	6.804
386	6.82
387	6.835
388	6.85
389	6.8
390	6.807
391	6.824
392	6.837
393	6.851
394	6.866
395	6.991
396	7.017
397	7.032
398	7.048
399	7.063
400	7.081
401	6.263
402	6.24
403	6.248
404	6.253
405	6.261
406	6.266
407	6.372
408	6.393
409	6.402
410	6.409
411	6.415
412	6.424
413	6.372
414	6.373
415	6.381
416	6.388
417	6.395
418	6.402
419	6.484
420	6.503
421	6.509
422	6.517
423	6.526
424	6.533

425	6.511
426	6.515
427	6.523
428	6.531
429	6.538
430	6.544
431	6.662
432	6.677
433	6.685
434	6.693
435	6.702
436	6.711
437	6.669
438	6.666
439	6.674
440	6.682
441	6.69
442	6.697
443	6.81
444	6.834
445	6.842
446	6.853
447	6.86
448	6.869
449	6.826
450	6.826
451	6.835
452	6.844
453	6.852
454	6.862
455	6.986
456	7.001
457	7.009
458	7.02
459	7.029
460	7.038
461	6.017
462	5.907
463	5.908
464	5.907
465	5.907
466	5.908
467	5.982
468	5.99
469	5.991
470	5.991
471	5.991
472	5.993
473	5.955
474	5.952
475	5.953
476	5.953
477	5.954
478	5.954
479	6.052
480	6.066
481	6.068
482	6.069
483	6.069
484	6.071
485	6.006
486	6
487	6.001
488	6.001
489	6.002
490	6.002
491	6.104
492	6.116
493	6.116
494	6.118
495	6.12
496	6.121
497	6.056
498	6.05

499	6.051
500	6.053
501	6.053
502	6.053
503	6.159
504	6.167
505	6.167
506	6.169
507	6.171
508	6.173
509	6.114
510	6.103
511	6.105
512	6.106
513	6.107
514	6.108
515	6.182
516	6.192
517	6.193
518	6.196
519	6.196
520	6.199
521	5.697
522	5.641
523	5.64
524	5.637
525	5.635
526	5.634
527	5.729
528	5.737
529	5.735
530	5.734
531	5.732
532	5.732
533	5.654
534	5.649
535	5.648
536	5.646
537	5.645
538	5.643
539	5.734
540	5.745
541	5.745
542	5.743
543	5.742
544	5.741
545	5.665
546	5.658
547	5.657
548	5.656
549	5.654
550	5.652
551	5.743
552	5.755
553	5.754
554	5.753
555	5.751
556	5.751
557	5.677
558	5.668
559	5.667
560	5.665
561	5.664
562	5.662
563	5.729
564	5.734
565	5.732
566	5.732
567	5.73
568	5.729
569	5.688
570	5.677
571	5.677
572	5.675

573	5.674
574	5.673
575	5.763
576	5.775
577	5.774
578	5.774
579	5.772

DERIVED INFORMATION [09/16/03]

[10,000,000] Bonds Offered
(Approximate)

HEMT Series 2003-5 Class B

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2003-5 Class B Yield/DM Table

Price		75 PPC, Call (Y)	100 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
98-28	Yield	5.62	5.67	5.75	5.78
98-28	Disc Margin	445	450	457	460
WAL		7.00	5.27	3.91	3.49
Mod Durn		5.63	4.46	3.47	3.13